UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Verint Systems Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92343X100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92343X100

1	NAME OF REPORTING PERSON Cadian Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,802,001
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,802,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92343X100

1	NAME OF REPORTING PERSON Cadian Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,619,653
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,619,653
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,619,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92343X100

1	NAME OF REPORTING PERSON Cadian Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,182,348
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,182,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,182,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92343X100

1	NAME OF REPORTING PERSON Cadian GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,802,001
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,802,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92343X100

1	NAME OF REPORTING PERSON Eric Bannasch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,802,001
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,802,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 92343X100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Verint Systems Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 330 South Service Road, Melville, New York 11747.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)           Cadian Capital Management, LLC, a Delaware limited liability company (“Cadian Capital”), as the investment manager of Cadian Fund (as defined below) and Cadian Master (as defined below);

(ii)          Cadian Fund LP, a Delaware limited partnership (“Cadian Fund”);

(iii)         Cadian Master Fund LP, a Cayman Islands exempted limited partnership (“Cadian Master”);

(iv)         Cadian GP, LLC, a Delaware limited liability company (“Cadian GP”, and together with Cadian Capital, Cadian Fund, Cadian Master and Cadian GP, the “Cadian Group”), as the general partner of Cadian Fund and Cadian Master; and

(v)          Eric Bannasch, as the managing member of Cadian Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of the Reporting Persons is 535 Madison Avenue, 36th Floor, New York, New York 10022.

(c)           The principal business of Cadian Fund and Cadian Master is investing in securities.  The principal business of Cadian Capital is serving as the investment manager of Cadian Fund and Cadian Master.  The principal business of Cadian GP is serving as the general partner of Cadian Fund and Cadian Master.  The principal occupation of Mr. Bannasch is serving as the managing member of Cadian Capital.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 92343X100

(f)           Cadian Capital, Cadian Fund and Cadian GP are organized under the laws of the State of Delaware.  Cadian Master is organized under the laws of the Cayman Islands.  Mr. Bannasch is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Cadian Fund and Cadian Master were purchased with working capital in open market purchases, except as otherwise noted on Schedule A.  The aggregate purchase price of the 1,619,653 Shares beneficially owned by Cadian Fund is approximately $43,707,874, including brokerage commissions.  The aggregate purchase price of the 2,182,348 Shares beneficially owned by Cadian Master is approximately $58,001,243, including brokerage commissions.

Cadian Fund and Cadian Master each effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 92343X100

On May 30, 2012, the Cadian Group entered into a letter agreement (the “Settlement Agreement”) with Comverse Technology, Inc., a New York corporation (“CTI”), in connection with the Cadian Group’s solicitation for the election of director nominees at CTI’s upcoming annual meeting of shareholders pursuant to a definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2012, as amended.  Pursuant to the terms and conditions of the Settlement Agreement, the parties agreed, among other things, to take various actions with respect to the composition of the Board of Directors of CTI (the “CTI Board”), the Board of Directors of Comverse, Inc., a wholly owned subsidiary of CTI, and the Board of Directors of the Issuer (the “Issuer Board”), as more fully described therein.

With respect to the Issuer Board, the parties agreed that three nominees designated by Cadian Capital (the “Nominees”) and acceptable to the CTI Board will replace three designated members of the Issuer Board.  The parties intend to identify and properly vet the Nominees on or before June 15, 2012, subject to the approval of each Nominee by each of the CTI Board and the Issuer Board under the Applicable Standard (as defined below), and CTI agreed to (a) use reasonable best efforts to cause (i) the upcoming annual meeting of the Issuer’s stockholders currently scheduled to be held on June 15, 2012 (the “2012 Annual Meeting”) to be postponed to a date no later than July 2, 2012, (ii) three designated members of the Issuer Board to agree to not stand for reelection at the 2012 Annual Meeting and (iii) the Issuer’s definitive proxy statement filed with the SEC in connection with the 2012 Annual Meeting to be amended to include the three Nominees for election as directors of the Issuer and (b) vote all of the shares of common stock and preferred stock of the Issuer owned by CTI in favor of the election of the Nominees at the 2012 Annual Meeting.  In the event that CTI causes the Issuer to remove any of the Nominees who were elected to the Issuer Board (the “New Issuer Directors”) without the consent of Cadian Capital, or any New Issuer Director resigns for any reason during the term of the Settlement Agreement, then Cadian Capital will designate a replacement nominee for approval by each of the CTI Board and the Issuer Board under the Applicable Standard.  CTI agreed to use reasonable best efforts to cause any such mutually agreed replacements to be nominated to the Issuer Board as directors.  In the event Cadian Capital does not designate a replacement nominee or a replacement nominee is not approved by the CTI Board and/or the Issuer Board, CTI shall promptly use reasonable best efforts to cause the Issuer to identify potential individuals to act as a replacement nominee, with such individuals being subject to vetting and approval by the Issuer Board under the Applicable Standard.  For purposes herein, the “Applicable Standard” means, with respect to any decision of a board of directors or any individual director with regard to whether to approve or find acceptable any nominee or designee for election or appointment as a director, such board of directors or director acting reasonably and in good faith but in no event constrained from exercising its, his or her fiduciary duties.

In addition, each member of the Cadian Group agreed, among other things, that if a merger between CTI and the Issuer is proposed on terms and conditions that, in the reasonable business judgment of Cadian Capital acting in good faith, are fair and reasonable to, and in the best interests of, both CTI’s shareholders and the Issuer’s stockholders, it will vote all securities of CTI and the Issuer over which it has beneficial ownership in favor of such merger and publicly announce its intention to vote in favor of such merger.

CUSIP NO. 92343X100

The rights and obligations of the parties under the Settlement Agreement with respect to the Issuer Board will terminate and be of no further force and effect (a) in the event that the Cadian Group ceases to own, in the aggregate, at least 1,000,000 shares of the Issuer’s common stock or (b) in the event that CTI ceases to be the beneficial owner of a majority of the outstanding voting securities of the Issuer.  In addition, the Settlement Agreement will terminate and be of no further force or effect (x) from and after June 28, 2013 or (y) earlier, in the event that any member of the Cadian Group breaches in any material respect certain of its obligations under the Settlement Agreement and such breach remains uncured after receipt of notice.

Each of the Reporting Persons disclaims being a member of a group with CTI as a result of negotiating and entering into the Settlement Agreement or otherwise.

The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 39,129,322 Shares outstanding as of May 2, 2012, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 14, 2012.

As of the close of business on June 1, 2012, Cadian Fund beneficially owned 1,619,653 Shares, constituting approximately 4.1% of the Shares outstanding.  By virtue of their relationships with Cadian Fund discussed in further detail in Item 2, each of Cadian Capital, Cadian GP and Mr. Bannasch may be deemed to beneficially own the Shares beneficially owned by Cadian Fund.

As of the close of business on June 1, 2012, Cadian Master beneficially owned 2,182,348 Shares, constituting approximately 5.6% of the Shares outstanding.  By virtue of their relationships with Cadian Master discussed in further detail in Item 2, each of Cadian Capital, Cadian GP and Mr. Bannasch may be deemed to beneficially own the Shares beneficially owned by Cadian Master.

(b)           Each of Cadian Fund and Cadian Master shares with Cadian Capital, Cadian GP and Mr. Bannasch the power to vote and dispose of the Shares beneficially owned, respectively, by Cadian Fund and Cadian Master.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market, except as otherwise noted on Schedule A.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

CUSIP NO. 92343X100

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person.

The information disclosed in Item 4 above is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed in Item 4 above is incorporated herein by reference.

On June 4, 2012, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Other than as described in Item 4 or this Item 6, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Settlement Agreement, dated May 30, 2012, by and among Cadian Capital Management, LLC, Cadian Fund LP, Cadian Master Fund LP, Cadian GP, LLC and Comverse Technology, Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Comverse Technology, Inc. on May 31, 2012).

99.2	Joint Filing Agreement, dated June 4, 2012, by and among Cadian Capital Management, LLC, Cadian Fund LP, Cadian Master Fund LP, Cadian GP, LLC and Eric Bannasch.

CUSIP NO. 92343X100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 2012

CADIAN CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Bannasch
	Name:	Eric Bannasch
	Title:	Managing Member

CADIAN FUND LP

By:	Cadian GP, LLC, its General Partner

By:	/s/ Eric Bannasch
	Name:	Eric Bannasch
	Title:	Managing Member

CADIAN MASTER FUND LP

By:	Cadian GP, LLC, its General Partner

By:	/s/ Eric Bannasch
	Name:	Eric Bannasch
	Title:	Managing Member

CADIAN GP, LLC

By:	/s/ Eric Bannasch
	Name:	Eric Bannasch
	Title:	Managing Member

/s/ Eric Bannasch
ERIC BANNASCH

CUSIP NO. 92343X100

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days:

Shares Purchased / (Sold)	Weighted Average Price ($)1	Price Range ($)	Date of Purchase

CADIAN CAPITAL MANAGEMENT, LLC

None

CADIAN FUND LP

4,090	$32.219	$32.080 - $32.390	04/02/2012
(31,159)*	$32.390	$32.080 - $32.390	04/02/2012
16,360	$31.285	$31.170 - $31.510	04/03/2012
4,090	$30.895	$30.760 - $30.990	04/04/2012
4,090	$30.733	$30.560- $30.790	04/05/2012
4,090	$30.362	$30.010- $30.625	04/09/2012
4,090	$30.565	$30.490- $30.620	04/10/2012
4,090	$30.630	$30.460- $30.790	04/11/2012
8,180	$31.076	$30.990 - $31.230	04/12/2012
14,315	$30.613	$30.370- $30.785	04/13/2012
8,180	$30.226	$30.040 - $30.330	04/16/2012
4,090	$30.456	$30.410- $30.505	04/17/2012
12,270	$30.111	$29.980- $30.290	04/23/2012
8,180	$30.039	$29.940- $30.170	04/24/2012
4,090	$30.503	$30.400- $30.560	04/27/2012
(63,019)*	$30.240	$30.240- $30.240	05/01/2012
6,390	$30.729	$30.550- $31.030	05/02/2012
4,260	$30.797	$30.680- $30.870	05/03/2012
8,520	$29.941	$29.820- $30.160	05/04/2012
12,780	$29.674	$29.580 - $29.890	05/07/2012
8,520	$29.387	$29.230- $29.650	05/08/2012

1 The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased at each separate price.

* Rebalancing trade

CUSIP NO. 92343X100

CADIAN MASTER FUND LP

5,910	$32.219	$32.080 - $32.390	04/02/2012
31,159*	$32.390	$32.080 - $32.390	04/02/2012
23,640	$31.285	$31.170 - $31.510	04/03/2012
5,910	$30.895	$30.760 - $30.990	04/04/2012
5,910	$30.733	$30.560- $30.790	04/05/2012
5,910	$30.362	$30.010- $30.625	04/09/2012
5,910	$30.565	$30.490- $30.620	04/10/2012
5,910	$30.630	$30.460- $30.790	04/11/2012
11,820	$31.076	$30.990 - $31.230	04/12/2012
20,685	$30.613	$30.370- $30.785	04/13/2012
11,820	$30.226	$30.040 - $30.330	04/16/2012
5,910	$30.456	$30.410- $30.505	04/17/2012
17,730	$30.111	$29.980- $30.290	04/23/2012
11,820	$30.039	$29.940- $30.170	04/24/2012
5,910	$30.503	$30.400- $30.560	04/27/2012
63,019*	$30.240	$30.240- $30.240	05/01/2012
8,610	$30.729	$30.550- $31.030	05/02/2012
5,740	$30.797	$30.680- $30.870	05/03/2012
11,480	$29.941	$29.820- $30.160	05/04/2012
17,220	$29.674	$29.580 - $29.890	05/07/2012
11,480	$29.387	$29.230- $29.650	05/08/2012

CADIAN GP, LLC

None

ERIC BANNASCH

None

* Rebalancing trade